May 12, 2006
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk 450
100 F Street, NW
Washington, DC 20549-1004
Attention: Karen J. Garnett, Assistant Director

Re:	United Development Funding III, L.P.
Amendment No. 6 to Form S-11
File No. 333-127891
Ladies and Gentlemen:
     On behalf of United Development Funding III, L.P. (the “Partnership”), transmitted herewith for filing is the Partnership’s Pre-Effective Amendment No. 6 (the “Amendment”), with exhibits, to its Registration Statement on Form S-11 (Registration No. 333-127891) (the “Registration Statement”), in accordance with the Securities Act of 1933 and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment will be provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letters dated May 9, 2006 and May 11, 2006, copies of which are attached to the courtesy copy of this letter for the Staff’s convenience.
     The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter dated May 9, 2006. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     We respond to the specific comments of the Staff as follows:
General
Distribution Policy, page 9
1.	We note the additional disclosure regarding a reserve to recover organizational and offering expenses. Please describe in more detail how the recovery of those expenses will cause the value of the partnership to be on parity with or greater than the amount payable for units under your unit redemption program. In this regard, we note that the amount

Morris, Manning & Martin, LLP
Securities and Exchange Commission
May 12, 2006

payable for units under the redemption program will vary at any given time depending on how long the investor has held the units. Provide similar disclosure in the more detailed discussion of your distribution policies on pages 85 and 86.
     RESPONSE: The Partnership recognized that the prices it may pay for units redeemed under its unit redemption program may exceed the net asset value of such units at the time of redemption. If this were to be the case, investors that do not elect or are unable to have some or all of their units redeemed under the unit redemption program would suffer dilution of the value of their units as a result of redemptions. To correct this, the Partnership intends to create a reserve from its net interest income, in addition to its working capital reserves and reserves for its unit redemption program, to recover some of the organization and offering expenses that the Partnership will incur in connection with its offering of units of limited partnership interest. By recovering some of the organization and offering expenses, such reserve is intended to cause the net asset value of the Partnership to be on parity with or greater than the amount that may be paid for units under the Partnership’s unit redemption program.
     By way of example, the Partnership estimates its organization and offering expenses, including selling commissions and marketing support fees, will be approximately 8.85% of invested capital assuming the maximum offering amount is sold, resulting in a net asset value of 91.15%, or $18.23, per unit at the inception of the program. Through retaining earnings to create a reserve, the Partnership will increase the net asset value of its units over several years. The reserve is initially set at 9.5% of earnings, which the Partnership estimates will recover approximately 10% of the organization and offering expenses per year, taking into account amortization of such expenses, thereby increasing the net asset value to 92.03%, or $18.40, per unit at the end of year one, 92.90%, or $18.58, per unit at the end year two, and so forth until the net asset value equals the original purchase price of the units.
     Any units purchased through the Partnership’s distribution reinvestment plan will have organization and offering expenses totaling 1% and will not present a significant differential from original purchase price to net asset value. To the extent the distribution reinvestment plan’s proceeds exceed the amount of units redeemed at a discount from the original purchase price for such units, net asset value to the remaining limited partners will increase further.
     Under the Partnership’s unit redemption program as presently stated, limited partners redeeming their units at the end of year one will receive 92% of the original purchase price, increasing by 2% per year to 100% after units are held 5 years. Therefore, a limited partner redeeming at the end of year one would receive a value approximating the net asset value (92% paid on 92.03% net asset value). After year two, a redeeming limited partner would receive slightly more than the net asset value for the units (94% paid on 92.90% net asset value). The Partnership estimates that after year ten, however the net asset value will approximate the original purchase price for the units as a result of the reserve.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
May 12, 2006

     Pursuant to the Staff’s comment, the Partnership has revised the section of the prospectus under the caption “Distributions and Allocations — Distributions of Cash Available for
     Distribution” to include additional disclosure relating to the reserve, and has also revised the section of the prospectus under the caption “Prospectus Summary — Distribution Policy” to include a cross-reference to the section of the prospectus that contains the additional disclosure.
Financial Statements and Notes
UMTH Land Development, L.P.
Note D. Related Parties, page F-16
2.	We note that UMTH Land Development, L.P. (“Land Development”), the general partner of UDF III, reported a substantial receivable (21% of total assets) from UDF II. Please tell us what consideration you gave to providing the audited balance sheet of this affiliated company.
RESPONSE: The audited balance sheet for UDF II has been included in the Amendment.
     The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter dated May 11, 2006. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     We respond to the specific comments of the Staff as follows:
General
1.	We have reviewed your new disclosure submitted in response to comment 1 from our letter of May 9, 2006. Please revise your disclosure further to clarify that the creation of the reserve will only cause the value of the partnership to be on parity with or greater than the amount payable for units under your unit redemption program if there is no other decrease in net asset value. Your disclosure should highlight the fact that net asset value will not remain static and that non-redeeming unit holders will experience dilution as a result of redemptions which occur at any time when the net asset value has decreased, regardless of the reserve. In addition, please include the risk factor disclosure discussing the dilution risk of redemptions to non-redeeming unit holders.
     RESPONSE: Pursuant to the Staff’s comment, the Partnership has revised further the disclosure set forth in the prospectus under the caption “Distributions and Allocations — Distributions of Cash Available for Distribution” to clarify that the creation of the reserve will only cause the value of the partnership to be on parity with or greater than the amount payable

Morris, Manning & Martin, LLP
Securities and Exchange Commission
May 12, 2006

for units under the unit redemption program if there is no other decrease in the Partnership’s net asset value, and to highlight the fact that non-redeeming unit holders will experience dilution as a result of redemptions which occur at any time when the net asset value has decreased, regardless of the reserve. In addition, a risk factor has been added to the section of the prospectus captioned “Risk Factors — Risks Related to Our Business in General” discussing the dilution risk of redemptions to non-redeeming unit holders.
Distributions and Allocations, page 84
2.	Refer to the final carry-over paragraph on page 84. We note that you will apply any cash available for distributions that is distributed to limited partners first as a return of capital until the limited partner has received his capital contribution. Please confirm whether the return of capital for these purposes will be considered in determining “amounts previously distributed to [a limited partner] as a return of his or her capital contribution” in connection with a unit holder’s redemption value, as described in the final full paragraph on page 98.
     RESPONSE: The Partnership’s partnership agreement provides that any cash available for distribution that is distributed to a limited partner will be first applied as a return of capital until such limited partner has been distributed aggregate cash available for distribution and capital proceeds equal to such limited partner’s capital contributions. This provision of the partnership agreement is part of the mechanism for determining when the Partnership’s general partner is entitled to participate in Partnership distributions. The Partnership did not intend for each distribution of cash to offset the price the Partnership may pay in respect of units redeemed under its unit redemption plan. The Partnership has revised the disclosure in the sections of the prospectus captioned “Risk Factors — Risks Related to Our Business in General — If you are able to resell your units to us pursuant to our redemption program, you will likely receive substantially less than the fair market value for your units,” and “Summary of Partnership Agreement — Unit Redemption Program,” and Section 8.11 of the partnership agreement to clarify that only distributions of net proceeds from capital transactions that are designated as return of capital will offset the price the Partnership will pay for units redeemed under its unit redemption plan, and that distributions of cash available for distribution from operations will not effect the price the Partnership will pay in respect of redeemed units. The Partnership has also included disclosure that distributions in excess of available cash, if any, will be deemed a return capital and will offset the price the Partnership may pay in respect of units redeemed under the unit redemption program.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
May 12, 2006

     We hope the Amendment and the foregoing information allow the Staff to resolve all outstanding issues regarding the Registration Statement. If you have any questions regarding this filing, please do not hesitate to contact me at (404) 504-7744.

MORRIS, MANNING & MARTIN, LLP
/s/ Lauren Burnham Prevost
Lauren Burnham Prevost

cc:	Amanda McManus, Esq., Division of Corporation Finance
Hollis M. Greenlaw, Esq.